Emerald Expositions Events, Inc.
31910 Del Obispo Street, Suite 200
San Juan Capistrano, California 92675

March 6, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Mara L. Ransom

Re:	Emerald Expositions Events, Inc.
Registration Statement on Form S-1 (File No. 333-223468)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Emerald Expositions Events, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-223468) (as amended, the “Registration Statement”), be declared effective at 3:30 p.m., Eastern Time, on March 8, 2018, or as soon thereafter as practicable. By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP by calling Daniel J. Bursky at (212) 859-8428. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to me by email at David.Gosling@emeraldexpo.com; and to our counsel, Daniel J. Bursky of Fried, Frank, Harris, Shriver & Jacobson LLP, at daniel.bursky@friedfrank.com.

Very truly yours,

Emerald Expositions Events, Inc.

By:	/s/ David Gosling
David Gosling
Senior Vice President, General Counsel and Secretary of the Company

[Signature Page to Acceleration Request]

March 6, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mara L. Ransom

Re:	Emerald Expositions Events, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-223468

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 3:30 p.m., Washington, D.C. time, on March 8, 2018 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus dated March 6, 2018.

The undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representative of the Several Underwriters

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

BARCLAYS CAPITAL INC.

As Representative of the Several Underwriters

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

GOLDMAN SACHS & CO. LLC

As Representative of the Several Underwriters

By:	/s/ Goldman Sachs & Co. LLC
Name:	David Bauer
Title:	Managing Director

[Signature Page to Acceleration Request]